Exhibit 1.01
Ford Motor Company
Conflict Minerals Report
For The Year Ended December 31, 2013
Ford Motor Company is a global automotive industry leader based in Dearborn, Michigan. We manufacture or distribute automobiles across six continents. With about 183,000 employees and 65 plants worldwide, our automotive brands include Ford and Lincoln. The principal products we sell are automobiles and automotive components and service parts.
1. Definitions
For purposes of this report, the following definitions apply:

•	“3TG” means tantalum, tin, tungsten, and gold

•	“Conflict minerals” means gold as well as columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten

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“DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. Conflict minerals that are obtained from recycled or scrap sources are considered DRC conflict free

•	“DRC conflict undeterminable” means that we have been unable to determine, after exercising due diligence, whether a product qualifies as DRC conflict free

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“Ford,” the “Company,” “we,” “our,” “us” or similar references mean Ford Motor Company, our consolidated subsidiaries, and our consolidated variable interest entities of which we are the primary beneficiary

2. Reasonable Country of Origin Inquiry
We have instituted conflict minerals reporting requirements as part of our suppliers’ contractual obligations through our Supplier Social Responsibility and Anti-Corruption Requirements Web-Guide, and we have encouraged our suppliers to extend the same obligations to their suppliers. We are layers removed from the smelters and refiners in our supply chain. Accordingly, we rely on our direct suppliers to provide us with information concerning the origin of the 3TG contained in the automotive components and parts they supply to us. In most cases, our direct suppliers are unable to confirm 3TG content or country of origin information. Our direct suppliers often survey their suppliers which in turn are expected to continue the cascade of reporting requirements until all 3TG content and smelter or refiner information is identified. Any break in the process may result in incomplete information.
For reporting purposes, we required our affected direct suppliers to complete the conflict minerals reporting template (“CMRT”) designed by the Electronics Industry Citizens Coalition and Global e-Sustainability Initiative. Suppliers were given the option to submit their completed CMRT via email or by uploading it to a specific website.
In designing our Reasonable Country of Origin Inquiry (“RCOI”), we have focused on direct suppliers in either of the following two categories (“in-scope suppliers”):

1.	Suppliers of components or parts to our assembly plants if such suppliers have reported in the International Material Data System (“IMDS”) that their components or parts contain 3TG; or

2.	Suppliers that in the aggregate represent the top 80% of our expenditures for direct components and parts.

For 2013, we received responses from 69% of the in-scope suppliers surveyed.

3. Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (“OECD Guidance”) and the related supplements for 3TG.

4. Due Diligence Measures Performed
4.1 Management Systems
We have taken the following actions to establish a conflict minerals management system:

•	Established an Executive Steering Team for conflict minerals compliance led by our Group Vice President, Global Purchasing. The team includes the following members:

▪	Group Vice President, Product Development

▪	Group Vice President, Government and Community Relations

▪	Group Vice President, Communications

▪	Group Vice President and General Counsel, Office of the General Counsel

▪	Vice President, Sustainability, Environment and Safety Engineering

▪	Vice President and Controller, Corporate Finance

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Established a cross-functional working level team to manage conflict minerals compliance. The working level team met weekly and held quarterly meetings with the Executive Steering Team to review our conflict minerals compliance status

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Established and communicated our conflict minerals sourcing policy in the Conflict Minerals section of our 2013 Sustainability Report. We have updated our conflict minerals sourcing policy, which now is as follows:

To the extent tin, tungsten, tantalum, and gold are contained in our products, it is Ford’s goal to use DRC conflict free minerals while continuing to support responsible in-region mineral sourcing from the Democratic Republic of the Congo and adjoining countries. As defined in Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), “DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.
Our suppliers are expected to conduct due diligence to understand the source of the conflict minerals used in Ford products, source responsibly, and not knowingly provide products containing minerals that contribute to conflict as described in the Rule. Suppliers are required to comply with Ford’s annual conflict minerals reporting requirements as published in our Social Responsibility and Anti-Corruption Requirements Web-Guide and are encouraged to use validated DRC conflict free smelters and refiners for procurement of tin, tungsten, tantalum, and gold contained in Ford products.

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Instituted performance metrics to track the number of supplier responses received. The metrics are tracked and reported using our Business Plan Review process. The metrics are reported to the Purchasing Director responsible for supply chain sustainability

•	Communicated conflict minerals reporting requirements to our suppliers through our Supplier Social Responsibility and Anti-Corruption Requirements Web-Guide

4.2 Identify and Assess Risk in the Supply Chain
We reviewed in-scope supplier CMRTs for:

•	Completeness of all required reporting elements

•	Consistency between the 3TG reported as being necessary to the functionality or production of the company’s products and the 3TG reported in IMDS

•	Consistency between the 3TG identified as necessary to the functionality or production of the Company’s products and the 3TG processed by the smelters on the supplier’s smelter list

•	Consistency between the supplier’s response regarding the use of exclusively Conflict-Free Sourcing Initiative (“CFSI”) compliant smelters and the list of smelters provided

4.3 Design and Implement a Strategy to Respond to Identified Risk
We have instituted the following process to respond to identified risks in the supply base:

•	Established an escalation process to notify the Group Vice President, Global Purchasing of risks when identified

•	Established a procedure for risk mitigation including monitoring, tracking, and reporting progress to the Group Vice President, Global Purchasing on a quarterly basis

4.4 Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
Due to our position in the supply chain, we rely on the CFSI program to determine if smelters and refiners in our supply chain are compliant with the Conflict-Free Smelter Program assessment protocols and deemed to be conflict free. As a participating member of CFSI, we use the CFSI audit process as our source for audit information.

4.5 Report Annually on Supply Chain Due Diligence
This is our first Conflict Minerals Report. We plan to report annually, and our reports will be available on our website at http://corporate.ford.com/our-company/sustainability.

5. Facilities Used to Process the Conflict Minerals in Products, if Known
We have surveyed our in-scope suppliers in an effort to identify the facilities used to process the conflict minerals contained in our products. The majority of our in-scope suppliers have provided a company-level completed CMRT that does not identify the smelters or refiners used for a particular part, component, or business customer. In cases where suppliers provided a part-level report, the identification of the smelters and refiners that support our specific products could not be determined due to lower tier suppliers reporting on a company basis. Therefore, we are unable to identify with certainty the specific facilities used to process the 3TG in our products.

6. Country of Origin of the Conflict Minerals in Products, if Known
Through our leadership efforts as well as our due diligence actions, we have increased the transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty the specific facilities used by our suppliers to process the conflict minerals in our products; therefore, it is not possible for us to determine with certainty the origin of the conflict minerals used in our products. As a result, for the 2013 reporting period, our automobiles and automotive components and service parts are DRC conflict undeterminable.

7. Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity
In an effort to determine the mine or location of origin with the greatest possible specificity, we have taken the following actions:

•	Conducted RCOI to determine which suppliers manufacture products containing 3TG and surveyed those suppliers using a risk-based approach that focused on in-scope suppliers

•	Analyzed completed CMRTs from our suppliers for consistency with the 3TG content reported by suppliers in IMDS

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Analyzed completed CMRTs from our suppliers for completeness, consistency, and for identification of smelters and refiners sourcing conflict minerals from the Democratic Republic of the Congo or an adjoining country

8. Steps We Have Taken or Will Take, if Any, to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Any Steps to Improve Our Due Diligence

•	We made conflict minerals reporting a contractual requirement for our suppliers

•	We are a member of CFSI and an active participant in the CFSI cross-industry smelter and refiner outreach program that is engaged in efforts to accurately identify smelters and refiners

•	We actively support the CFSI outreach program to encourage smelters and refiners to be audited by CFSI or a CFSI-recognized entity to validate the conflict free status of smelters and refiners

•	We plan to encourage our suppliers to use audited conflict free smelters and refiners as capacity becomes available

•	We set goals to: (i) increase the number of suppliers that provide smelter lists, and (ii) obtain a 100% response rate from in-scope suppliers

•	We led efforts at the Automotive Industry Action Group Conflict Minerals Work Group to develop a tool for assessing supplier CMRT responses

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We participate on the Governance Committee of the Public Private Alliance for Responsible Mineral Trade, a multi-sector and multi-stakeholder initiative to support supply chain solutions to conflict minerals challenges in the Democratic Republic of the Congo and the Great Lakes Region of Central Africa

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We participate in the Multi-Stakeholder Group facilitated by the Responsible Sourcing Network - a project of As You Sow with the goal of enforcing basic worker rights standards throughout the entire supply chain, including bottom tier suppliers, subcontractors, and raw material providers

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